                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                   ICO, INC.
            --------------------------------------------------------
                                (NAME OF ISSUER)


                      COMMON STOCK, NO PAR VALUE PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   449293109
            --------------------------------------------------------
                                 (CUSIP NUMBER)


                                 DAVID M. GERST
                                725 CAMELOT LANE
                              HOUSTON, TEXAS 77024
                                 (281) 365-0923
            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 7, 2001
            --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 449293109

(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Dr. Al O. Pacholder
     --------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
          ---------------------------------------------------------------

(3)  SEC Use Only

     --------------------------------------------------------------------

(4)  Source of Funds

     PF, OO
     --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     --------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     --------------------------------------------------------------------


Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------
(7)  Sole Voting Power               252,955 (See Items 5 & 6)
--------------------------------------------------------------------
(8)  Shared Voting Power             1,182,143 (See Items 5 & 6)
--------------------------------------------------------------------
(9)  Sole Dispositive Power          252,955 (See Items 5 & 6)
--------------------------------------------------------------------
(10) Shared Dispositive Power        807,270 (See Items 5 & 6)
--------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,435,098 (See Items 5 & 6)
     --------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     --------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     6.3% (See Items 5 & 6)
     --------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     --------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     David M. Gerst
     --------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [   ]
          ---------------------------------------------------------------

(3)  SEC Use Only

     --------------------------------------------------------------------

(4)  Source of Funds

     00
     --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [    ]
     --------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     --------------------------------------------------------------------

Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------
(7)  Sole Voting Power                53,350 (See Items 5 & 6)
--------------------------------------------------------------------
(8)  Shared Voting Power              0 (See Items 5 & 6)
--------------------------------------------------------------------
(9)  Sole Dispositive Power           53,350 (See Items 5 & 6)
--------------------------------------------------------------------
(10) Shared Dispositive Power         0 (See Items 5 & 6)
--------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     53,350 (See Items 5 & 6)
     --------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     --------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     Less Than 1% (See Items 5 & 6)
     --------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     --------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Jon C. Biro
     --------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
          ---------------------------------------------------------------
     (b)  [   ]
          ---------------------------------------------------------------

(3)  SEC Use Only

     --------------------------------------------------------------------

(4)  Source of Funds

     PF, OO
     --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [     ]
     --------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     --------------------------------------------------------------------

Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------
(7)  Sole Voting Power                53,844 (See Items 5 & 6)
--------------------------------------------------------------------
(8)  Shared Voting Power              12,000 (See Items 5 & 6)
--------------------------------------------------------------------
(9)  Sole Dispositive Power           53,844 (See Items 5 & 6)
--------------------------------------------------------------------
(10) Shared Dispositive Power         12,000 (See Items 5 & 6)
--------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     65,844 (See Item 5 & 6)
     --------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     --------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     Less than 1% (See Items 5 & 6)
     --------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     --------------------------------------------------------------------

                               INTRODUCTORY NOTE

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Statement") relates to the common stock, no par value ("Common Stock") of ICO, Inc., a Texas corporation (the "Company"). The address and principal executive offices of the Company are at 11490 Westheimer, Suite 1000, Houston, Texas 77007.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by and on behalf of Dr. Al O. Pacholder ("Pacholder"), David M. Gerst ("Gerst") and Jon C. Biro ("Biro") (collectively, the "Shareholders", and the "Reporting Persons").

     On June 13, 1988, Pacholder filed a Schedule 13D as a member of a group in connection with a voting agreement to which he is a party (the "Agreement") (See Items 5 or 6). On May 14, 2001, Pacholder filed Amendment No. 19 to Schedule 13D (the "Amendment") to reflect his status as a member of the group which forms the subject of this Schedule 13D filing. As reported in the Amendment, the number of shares beneficially owned by Pacholder includes those shares subject to the Agreement. Except for Pacholder, the individuals and entities party to the Agreement are not part of the group filing this Schedule 13D. Pacholder disclaims all beneficial ownership in the shares subject to the Agreement.

     The Reporting Persons have not acquired any shares of Common Stock in connection with the acquisition proposal set forth by PBG, and, except for shares of Common Stock vested in the Reporting Persons' employee benefit, incentive or 401(k) Plans, the Reporting Persons do not intend to acquire any additional shares of the Company's Common Stock in connection with PBG's acquisition proposal without prior authorization from the Company's Board of Directors.

     The present principal occupation of Pacholder is the Chairman of the Board of Directors and Chief Financial Officer of the Company. The present principal occupation of Gerst is Senior Vice President and General Counsel of the Company. The present principal occupation of Biro is the Senior Vice President, Chief Accounting Officer and Treasurer of the Company.

     The business address of the Shareholders is 11490 Westheimer, Suite 1000, Houston, Texas 77007.

     During the last five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

     The aggregate amount of funds required by Biro to purchase his shares of Common Stock was $13,311. Biro also has acquired shares pursuant to the grant of options for Common Stock under the Company's various employee stock option plans and the various 401(k) plans maintained by the Company. All of the Common Stock acquired by Gerst was acquired pursuant to (i) market purchases using personal funds; (ii) the grant of options for Common Stock under the Company's various employee and nonemployee director stock option plans; or (iii) various 401(k) plans maintained by the Company. The aggregate amount of funds Pacholder used to purchase his shares of Common Stock is approximately $315,000. Pacholder has also acquired shares of Common Stock pursuant to the grant of options for Common Stock under the Company's various employee and nonemployee director stock option plans and the various 401(k) plans maintained by the Company.

     In addition, as discussed in Item 6 below and incorporated herein by reference, in certain Company acquisitions, certain proxies and voting agreements regarding the Common Stock were granted by the acquirors of the Company's Common Stock in those transactions.

ITEM 4.   PURPOSE OF TRANSACTION.

     PBG Acquisition Corporation ("PBG") is a newly formed Texas corporation formed to acquire the outstanding capital stock of the Company. The shareholders of PBG are Pacholder, Gerst and Biro who own 80%, 10% and 10%, respectively of the issued and outstanding Common Stock of PBG. PBG's principal office and business address is 725 Camelot Lane, Houston, Texas 77024.

     PBG currently anticipates that substantially all of the funds necessary to purchase the Common Stock will be obtained through financing. PBG has entered into an engagement letter with Dain Rauscher Wessels ("DRW") (attached hereto as Exhibit 7 and incorporated herein by reference) to assist PBG in obtaining such financing. In addition, DRW has delivered a letter to PBG (attached hereto as Exhibit 8 and incorporated herein by reference) indicating its belief that it will be able to arrange the financing for the purchase of the Company's Common Stock.

     In April, 2001, Travis Street Partners, LLC ("TSP") delivered a letter to the Company's Board of Directors setting forth in writing the last of a series of acquisition proposals under which TSP would acquire all of the Company's capital stock through a merger transaction. The Company's Board of Directors has not yet taken any definitive action with respect to TSP's acquisition proposal, nonetheless, the Company's Board of Directors believes that the proposal is deficient in many respects. Most notably, the TSP proposal is subject to a variety of conditions that are unlikely to be satisfied.

     The Shareholders believe that the Company's Common Stock is currently undervalued and the acceptance of the TSP acquisition proposal would not provide the Company's stockholders adequate consideration in a transaction with TSP. Therefore, the Shareholders formed PBG to increase the Company's shareholder value by offering a competing acquisition proposal for the Company's Common Stock which was at the time, at a higher per share acquisition price than that proposed by TSP, and subject to fewer conditions. On May 9, 2001, TSP delivered a letter to the Company offering a $3.10 per share acquisition price and other terms substantially similar to that as delivered to TSP by the Company as set forth below.

     On May 7, 2001, PBG delivered the following letter to the board of directors of the Company.


                                  May 7, 2001

ICO, Inc.
11490 Westheimer, Suite 1000
Houston, Texas 77007

Attention:  Board of Directors

Ladies and Gentlemen:

     The purpose of this letter of intent is to express our mutual intention with respect to the proposed acquisition of ICO, Inc., a Texas corporation ("ICO"), by PBG Acquisition Corp., a Texas corporation ("PBG"). Although the form of the transaction (the "Transaction") may be modified to accommodate the needs of the parties, PBG presently proposes that the acquisition would be effected through a merger under which ICO's stockholders would receive $3.00 for each share of ICO Common Stock.

     1. Offer to Purchase. PBG and ICO will endeavor to negotiate promptly a definitive merger agreement (the "Agreement"), which will contain such terms and conditions as herein specified or as would be customary for transactions of the type contemplated, and such other terms and conditions as may be mutually agreed upon by the parties. Thereafter, the Agreement shall be submitted to the boards of directors and the stockholders of PBG and ICO for approval. After satisfaction or compliance with all the terms, conditions, agreements, representations and warranties contained in the Agreement, the merger will be consummated and the stockholders of ICO shall receive in exchange for all the then outstanding common stock of ICO the consideration set forth above.

     Consummation of the Transaction shall be conditioned, among other things, upon:

        (i)   approval of the Transaction by ICO's board of directors;
        (ii) approval of the Transaction by the requisite majority of ICO's stockholders;
        (iii) appropriate ICO board action to except the Transaction from ICO's stockholder rights plan; and
        (iv)  the receipt of any required regulatory approvals.

In addition, at or before execution of the Agreement, PBG will provide to ICO evidence of PBG's ability to finance the Transaction. In that regard, PBG has received a letter from Dain Rauscher Wessels as to their ability to arrange that financing.

     2. Sale of Oilfield Services Business. PBG and ICO acknowledge and agree that the purchase price set forth in Section 1 of this letter of intent contemplates ICO's sale of its oilfield services business to Varco International Inc. ("Varco") before the Transaction. PBG's acquisition proposal assumes that ICO's transaction with Varco is consummated on terms acceptable to PBG. If a definitive agreement concerning such sale is not entered into by ICO and Varco before the execution and delivery of the Agreement, or if the sale is not consummated before the Transaction, then each of PBG and ICO shall promptly and in good faith attempt to renegotiate the consideration set forth in Section 1 of this letter.

     3. Access to Information; Confidentiality. PBG and ICO each grants to the other, and its officers and authorized representatives, the right, during normal business hours, to inspect its records and to consult with its officers, employees, attorneys, and agents for the purpose of conducting such due diligence inquiries as each party may deem necessary or advisable. Each of PBG and ICO agrees that its officers and representatives shall hold all data and information obtained with respect to the other party in the same degree of confidence as it maintains with respect to similar information concerning itself, and further agrees that it will not use such data or information or disclose the same to others, except to the extent such data or information either is, or becomes, published or a matter of public knowledge, through no fault of PBG or ICO, as the case may be.

     4. Operation of ICO Pending Closing. ICO agrees that, pending negotiation of the Agreement, it will operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys, it will use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, jobbers, distributors and others having business dealings with it. In addition, except as otherwise contemplated herein (or as may be mutually agreed), ICO will not (i) make any change in its capital structure, (ii) purchase or redeem any outstanding shares of its capital stock, (iii) pay any dividends or other distributions on outstanding shares of its capital stock, (iv) enter into any transactions with any of its affiliates or (v) dispose of any material asset outside the ordinary course of business. Notwithstanding the foregoing, nothing in this Agreement will prohibit ICO from consummating its proposed transaction with Varco or using the proceeds from that transaction to redeem or otherwise repurchase any of ICO's outstanding preferred stock or debt securities.

     5. No Shop; Break-Up Fee. ICO agrees that neither it nor any of its affiliates, directors, officers or agents shall in any way contact, discuss or negotiate, with any other corporation, individual, or entity, concerning any purchase, sale, merger, or change in status quo of the ownership of ICO during the period beginning on the date of this letter of intent through the date on which the Agreement is executed. If ICO breaches the provision of this Section 5, or if ICO accepts one or more offers during the period this letter of intent is effective to become a party to any merger, consolidation, sale of all or substantially all its assets in one or more transactions, or to any other transaction the effect of which shall be to vest in any one or more corporations, other legal entities or persons the effective control over the business, assets and/or voting securities of ICO, then ICO shall pay to PBG a "break-up" or "topping" fee of $3.0 million.

     6. Failure to Consummate Agreement; Breakup-Up Fee. If the Agreement is executed and delivered, and ICO's board of directors fails to submit the Transaction to the stockholders of ICO for approval or to unqualifiedly recommend approval by its stockholders, or any person other than PBG shall, after the date hereof and before the effective date of the Transaction, acquire a majority of the outstanding shares of ICO's common stock, and in any of such events, ICO shall within one year after the date of the Agreement become a party to any merger, consolidation, sale of all or substantially all its assets in one or more transactions, or to any other transaction the effect of which shall be to vest in any one or more corporations, other legal entities or persons the effective control over the business, assets and/or voting securities of ICO, then ICO shall pay to PBG a "breakup" or "topping" fee of $3 million.

     7. Reimbursement of Certain Fees. If the Agreement is executed and delivered and the requisite majority of ICO's common stock do not vote in favor of the Transaction, then ICO shall reimburse PBG's out-of-pocket expenses incurred in connection with the negotiations leading to this letter of intent and the Agreement, the negotiations regarding the Agreement and the costs of all communications with the stockholders of PBG and ICO regarding the Transaction.

     8. Binding Effect. ICO understands and agrees that, other than as set forth in this Section 8, no contract or agreement relating to a Transaction shall be deemed to exist between PBG and ICO unless the Agreement has been executed and delivered. For purposes of this Section 8, the term "Agreement" does not include this letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid. ICO also agrees that unless and until the Agreement has been executed and delivered, neither PBG nor ICO will be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this letter of intent except for the matters specifically agreed to herein. Neither this Section 8 nor any other provision in this letter of intent can be waived or amended except by written consent of the parties hereto, which consent shall specifically refer to this Section 8 and explicitly make such waiver or amendment. Notwithstanding the foregoing, the provisions of Sections 3, 4, 5, 6, 7, 8, 9, 10 and 11 shall be binding on the parties hereto.

     9. Termination. This letter of intent may be terminated (i) by mutual written consent of PBG and ICO; or (ii) upon written notice by either party to the other party if the Agreement has not been executed by August 31, 2001; provided, however, that the termination of this letter of intent shall not affect the liability of a party for breach of any of the binding provisions of this letter of intent set forth in Section 8.

     10. Joint Announcements. PBG and ICO will make a joint announcement of the proposed Transaction upon execution of this letter of intent. The text of the announcement will be mutually agreed to by PBG and ICO before release. Thereafter, except to the extent required by law, without the prior written consent of the other party, neither PBG or ICO shall, and each shall direct its representatives not to, directly or indirectly, make any public comments, statement or communication with respect to, otherwise disclose or permit the disclosure of the existence of discussions regarding the Transaction or the conditions or other aspects related thereto.

     11. Choice of Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas.

     If the foregoing constitutes a basis upon which PBG and ICO may proceed with negotiations intended to result in the execution of the Agreement, please execute one copy of this letter and return it to the undersigned at your earliest convenience. Termination of negotiations by either party prior to execution of the Agreement shall be without liability to the other party, except as otherwise provided herein, and any expenses incurred prior to such a termination shall be borne by the party incurring same.

                              Very truly yours,

                              PBG ACQUISITION CORP.



                              By:
                                 ------------------------------
                                 Dr. Al O. Pacholder, President

ACCEPTED:

ICO, INC.


By:
    ---------------------------------


     In addition, on May 7, 2001, PBG issued the following press release:

May 7, 2001

PBG ACQUISITION CORP. submits acquisition proposal to ICO, Inc. board of directors.

May 7, 2001, Houston, Texas - PBG Acquisition Corp. announced today that it has submitted a proposal to the board of directors of ICO, Inc. for the acquisition of all of ICO's common stock at a purchase price of $3.00 per share.

     Dr. Al O. Pacholder, chairman of the board and chief financial officer of ICO, Inc., today announced the formation of PBG Acquisition Corp., and the submission by PBG Acquisition of a proposal to ICO's board of directors relating to the purchase of all of the issued and outstanding common stock of ICO at a price of $3.00 per share. The terms and conditions of the offer include:

     .    Purchase price of $3.00 per share;
     .    Approval of the proposed transaction by ICO's board of directors;
     . Appropriate ICO board action to exempt the transaction from ICO's shareholder rights plan;
     .    Negotiation of a definitive acquisition agreement with ICO; and
     .    The receipt of all required regulatory approvals, if any.

     The offer also includes terms and conditions customary in transactions of this nature, including a break-up fee of $3.0 million if the proposal is accepted or a definitive agreement is executed and delivered without ICO consummating the transaction.

     Dr. Pacholder emphasized that the PBG Acquisition Corp. proposal differs in several respects from the latest acquisition proposal made by Travis Street
Partners:

     . PBG Acquisition Corp.'s proposal is at a purchase share higher than Travis Street Partners'; price equal to $0.35 per
     . PBG Acquisition Corp.'s proposal is not subject to contained in the Travis Street Partners many of the conditions proposal, including:
          .    the completion of due diligence;

          . the satisfaction of certain EBITDA goals for ICO's processing division; and petrochemicals
          . a downward adjustment of the purchase price under certain conditions.

     In addition, Dr. Pacholder stated that PBG Acquisition Corp. has received a letter from Dain Rauscher Wessels, PBG Acquisition's investment banker, to the effect that Dain Rauscher Wessels believes it will have the ability to arrange the financing necessary for consummation of the acquisition. Dr. Pacholder noted that although Travis Street Partners has conditioned its offer upon providing satisfactory evidence to ICO of its ability to finance its proposed acquisition, Travis Street Partners has given ICO's board no indication of the existence of any financing commitment.

     The PBG Acquisition proposal also differs from the proposal made by Travis Street Partners in that the breakup fee proposed by Travis Street Partners is $3.5 million, while the breakup fee proposed by PBG Acquisition is only $3.0 million.

     Dr. Pacholder stated that he believed the acquisition proposal by PBG Acquisition Corp. would be more beneficial to ICO shareholders than the proposal made by Travis Street Partners because it would pay the existing ICO shareholders more for their shares, and the PBG Acquisition proposal was more likely to occur because it was subject to fewer conditions than that of Travis Street Partners.

                                  * * * * * *

     This press release is being issued by PBG which is a newly formed entity formed by Pacholder, Biro and Gerst. Pacholder is the Chairman and Chief Financial Officer of the Company. Biro is Senior Vice President, Chief Accounting Officer and Treasurer of the Company. Gerst is Senior Vice President and General Counsel of the Company. Information concerning their interests and security holdings in the Company can be obtained from the Company's proxy statement dated March 7, 2001 for the Company's 2001 annual meeting.

     PBG anticipates filing a proxy statement and other relevant documents concerning the transaction with the SEC. We urge the Company's shareholders to read the proxy statement and any other relevant documents to be filed with the SEC because they will contain important information. After it is cleared by the SEC, the proxy statement will be available free of charge on the SEC's website (www.sec.gov) or from PBG's offices.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and it should not be assumed that the Reporting Persons will take any of the foregoing actions.

     Except as set forth above, as of the date of this Statement none of the Reporting Persons has any plans or proposals that relate to or would result in any action set forth in (a) through (j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As of May 8, 2001, the persons and entities listed below, in the aggregate, beneficially owned 1,554,292 shares (or approximately 6.9%) of the shares deemed to be outstanding of the Company's Common Stock as set forth in the following chart. Except as otherwise set forth in the notes below, each person or entity has sole voting and dispositive power with respect to the shares beneficially owned by them. The ICO 401(k) plans (the "Plans") were amended on January 26, 2001 to provide for voting of the Company's Common Stock held in the Plans at the direction of Plans' participants. Before this filing, the Plans provided for the voting of Plan shares at the direction of the
Company.   Except as specifically set forth in the notes below, share amounts exclude the shares of Common Stock that can be voted pursuant to the voting agreements and irrevocable proxies described in Item 6 below. The information included in Item 6 is incorporated herein by reference.

                                       VOTING POWER           DISPOSITIVE POWER         TOTAL OWNERSHIP
                                   -------------------   ---------------------------   -----------------
             HOLDER                 SOLE      SHARED      SOLE     BENEFICIAL SHARED   OWNERSHIP    %*
--------------------------------   -------   ---------   -------   -----------------   ---------   -----
Dr. Al O. Pacholder (1)(2)(3)      252,955   1,182,143   252,955        807,270        1,435,098   6.3%
David M. Gerst (3)(4)               53,350           0    53,350              0           53,350   **
Jon C. Biro (3)(5)                  53,844      12,000    53,844         12,000           65,844   **

--------------
 *   Based on total beneficial ownership.

**   Less than 1% of outstanding shares.

(1) Share amounts include 118,200 shares of Common Stock, 125,000 shares of Common Stock that are issuable upon the exercise of stock options granted under the Company's various employee stock option plans, 6,000 shares of Common Stock issuable upon exercise of stock options granted under ICO's 1993 Stock Option Plan for Non-Employee Directors, 3,755 shares held in the Company's various plans and (a) 374,873 shares of Common Stock issued in connection with acquisitions by the Company over which Sylvia A. Pacholder and Pacholder share voting power (but exclude 20,949 shares of Common Stock in Plans owned by recipients of the Company's Common Stock in connection with the Bayshore Industrial, Inc. merger). Shares exclude amounts (b) 2,816,814 shares of the Company's Common Stock subject to the Shareholders Agreement related to the Wedco merger (included as Exhibit 8 to this Schedule 13D and incorporated herein by reference; hereinafter the "Wedco Shareholders Agreement") over which Sylvia A. Pacholder and Pacholder possess the power to vote on certain matters. Pacholder disclaims ownership of the 2,816,814 shares related to the Wedco Shareholders Agreement and the 374,873 shares related to the acquisitions. This figure excludes the following shares owned by Sylvia A. Pacholder to which Pacholder disclaims beneficial ownership: 31,400 shares of Common Stock, 125,000 shares of Common Stock issuable upon exercise of stock options granted under the Company's various employee stock option plans, 2,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors and 4,291 shares held in the Company's Plans.

(2) Share amounts include 180,000 shares of Common Stock and 63,051 shares of Common Stock that may be acquired upon conversion of Convertible Exchangeable Preferred Stock held by a limited partnership, Pacholder Heron, L.P. ("Pacholder Heron"). See Schedule II for additional information regarding Pacholder Heron. Schedule II is incorporated herein by reference. Pursuant to an Investment Advisory Agreement, Pacholder Associates has sole voting and investment power over such securities. This agreement is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. Share amounts also include 415,461 shares of Common Stock, 102,879 shares of Common Stock that may be acquired through the exercise of warrants (such warrants have an exercise price of $5.00 and expire in July 2002; see the notes to the Company's financial statements included in the Company's Form 10-K for the year ended September 30, 2000 as filed with the SEC on December 21, 2000) and 45,879 shares of Common Stock that may be acquired upon conversion of Convertible Exchangeable Preferred Stock owned by Pacholder Associates. Pacholder, Sylvia A. Pacholder and Morgan are majority owners of Pacholder Associates. See
     Schedule I for additional information regarding Pacholder Associates.
     Schedule I is incorporated herein by reference.

(3) Beneficial ownership with respect to shares held in the Company's Plans are attributed to the participants. The Plans were amended on January 26, 2001 to provide for voting of the Company's Common Stock held in the Plans at the direction of the Plans' participants. At the 2000 Annual meeting, the administrator of the Plans voted the shares held in those plans at the direction of the participants in the Plans. On April 9, 2000, a new administrator was selected for the Plans. The prototype plan documents presented by the new administrator contained two alternatives for voting the shares held in the Plans: the shares could be voted either by the Company or by the participants. The Company selected the alternative that provided for voting of the shares by the Company. This decision was made to ensure all of the shares in the Plans were voted and to enable easier administration of the Plans. However, prior to the establishment of a structure through which the Company would direct the 401(k) shares to be voted and prior to the Company actually directing the vote of any such shares, the Company determined that the 401(k) shares should continue to be voted at the direction of the Plans' participants. This determination was made on the basis of (1) concerns about possible complications under ERISA in voting these shares, particularly in the context of the proxy contest with TSP and (2) a determination that the 401(k) participants should not lose their ability to vote the 401(k) shares without their consent. Concerns about ERISA compliance were based upon the Department of Labor's past suggestion to companies that company officers should not control voting of company stock in an ERISA plan in the context of a proxy contest.

(4) Share amounts include 50,000 shares of Common Stock that are issuable upon exercise of stock options granted under the Company's various employee stock option plans and 3,350 shares of Common Stock held in the Company's Plans. This figures excludes shares beneficially owned by Robin Pacholder, Gerst's spouse, as set forth in note (3) above.

(5) Share amounts include 12,000 shares of Common Stock that are jointly owned by Biro and his wife, 50,000 shares of Common Stock that are issuable upon exercise of stock options granted under the Company's various employee stock option plans and 3,844 shares of Common Stock held in the Company's Plans.

     (c) There were no transactions with respect to the Company's Common Stock in the past 60 days by any of the Reporting Persons.

     (d) None.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with several acquisitions by the Company in which the sellers received shares of Common Stock, the sellers granted certain rights to vote those shares to members of the Company's management. See Schedule III, which is incorporated herein by reference, for certain additional information regarding these sellers.

     Pursuant to the Company's acquisition of Frontier Inspection Services, Inc. in April 1994, each recipient of shares of Common Stock granted an irrevocable proxy appointing the Company's Chairman of the Board and the President, or either of them, to vote all the Company shares the recipient received in connection with the acquisition on any matter on which shareholders are entitled to vote. The proxy expires upon the earliest of: (1) termination of employment of the recipient, (2) transfer of the shares to a person not affiliated with or an immediate family member of the recipient or (3) ten years. One of the recipients, Jack C. Cave ("Cave"), currently owns 78,000 shares of the Company's Common Stock that he received in the acquisition and is an employee of the Company. In addition, Cave holds, 1,590 shares of Common Stock in the Company's 401(k) plan. Cave is the beneficial owner of 28,000 shares of Common Stock issuable upon exercise of stock options granted under the Company's various employee stock option plans.

     Pursuant to the Company's acquisition of R. J. Dixon, Inc. in June 1995, Raymond J. Dixon, Jr. ("Dixon") granted an irrevocable proxy appointing the Company's Chairman of the Board and President, or either of them, to vote all the Company shares he received in connection with the acquisition on any matter on which shareholders are entitled to vote. The proxy expires upon the earliest of: (1) termination of employment of Dixon, (2) transfer of the shares to a person not affiliated with or an immediate family member of Dixon or (3) ten years. Dixon is an employee of the Company and currently holds 94,884 shares of Common Stock that he received in the acquisition.

Dixon is the beneficial owner of 1,000 shares of the Company's Common Stock issuable upon the exercise of stock options granted under the Company's various employee stock option plans.

     Pursuant to the Company's acquisition of Polymer Service of Indiana, Inc. in July 1996, each recipient of shares of the Company's Common Stock granted an irrevocable proxy appointing the Company's Chairman of the Board and President, or either of them, to vote all Company shares that the recipient is entitled to vote on any matter on which shareholders are entitled to vote. The proxy expires upon the earlier of the (1) transfer of the shares to a non-affiliated person or entity, or (2) ten years. One of the recipients, Joe Moore, currently owns 23,942 shares of Common Stock.

     Pursuant to the Company's acquisition of Bayshore Industrial, Inc. in December 1996, each recipient of shares of the Company's Common Stock granted an irrevocable proxy appointing the Company's Chairman of the Board and President of the Company, or either of them, to vote all Company shares the recipient is entitled to vote on any matter on which shareholders are entitled to vote. The proxy expires upon the earliest of: (1) transfer of the shares to a non-affiliated person or entity, (2) termination of employment of the recipient, (3) if either one or both of Pacholder and Sylvia A. Pacholder cease to serve as Chairman of the Board and President and Chief Executive Officer, respectively, of the Company, or (4) ten years. Three of the recipients, Eddie Johnson, Max Kloesel and Carol C. Munn, currently own shares of Common Stock and are employees of the Company. They hold 60,283, 116,361 and 1,403 shares of Common Stock, respectively. In addition, Eddie Johnson, Max Kloesel and Carol C. Munn hold, in the Company's Plans, 7,284, 10,660 and 3,005 shares of Common Stock, respectively. Carol C. Munn is the beneficial owner of 20,000 shares of Common Stock issuable upon the exercise of stock options granted under the Company's various employee stock option plans.

     Pacholder, Sylvia A. Pacholder, Robin E. Pacholder, William J. Morgan ("Morgan"), PAI and PM Delaware, Inc. (collectively the "ICO Group Shareholders"), and William E. Willoughby, Peggy S. Willoughby, William C. Willoughby (individually and as custodian for William B. Willoughby), Regina S. Willoughby (individually and as custodian for William B. Willoughby), Fred R. Feder, Theo J.M.L. Verhoeff and Catherine Willoughby Stevens (collectively the "Wedco Shareholders") (the ICO Group Shareholders and the Wedco Shareholders are collectively the "Wedco Agreement Shareholders") and the Company are parties to a shareholders agreement (the "Wedco Shareholders Agreement") covering, in the aggregate, 4,017,486 outstanding shares of ICO's Common Stock as of May 8, 2001. Pursuant to the agreement, the Wedco Agreement Shareholders agree to take all actions necessary or appropriate to cause the election of William E. Willoughby, Walter L. Leib ("Leib") and George S. Sirusas ("Sirusas") (the "Initial Wedco Directors") to the Company's Board of Directors and to cause their re-election to the Board of Directors of the Company until the earlier of: (1) the time the Wedco Shareholders, taken a whole, beneficially own less than 1,500,000 shares of Common Stock, or (2) there is a change in control (as defined below) of the Company (the "Termination Date").

     Also under the Wedco Shareholders Agreement, all the ICO Group Shareholders have granted irrevocable proxies coupled with an interest to Leib to vote their shares of Common Stock in favor of the slate of nominees for the Company's Board of Directors selected by the then incumbent members of the Company's Board of Directors (the "Nominated Slate") effective until the Termination Date. The Wedco Shareholders have granted irrevocable proxies coupled with an interest to Sylvia A. Pacholder and Pacholder to vote their shares of the Company's Common Stock also in favor of the Nominated Slate. The Wedco Shareholders' proxies are effective while any Wedco Shareholder owns any Company stock or until a change of control (as defined in the next paragraph). Pacholder, Sylvia A. Pacholder and Leib are only entitled, by the terms of the proxies, to exercise these proxies in connection with the election of directors, and they must vote these proxies in favor of the Nominated Slate. Pacholder, Sylvia A. Pacholder and Leib exercise no discretion in voting these proxies. One of the Wedco Shareholders, Theo J.M.L. Verhoeff, in a letter dated February 20, 2001 to the Company, expressed the opinion that he was no longer subject to provisions of the Wedco Shareholders Agreement regarding his shares because he was not included as one of the group members who signed an amendment to Schedule 13D filed with the SEC on January 31, 2001. To the Company's knowledge, Mr. Verhoeff owns 6,560 shares of the Company's Common Stock subject to the Wedco Shareholders Agreement. The Company believes that the proxy granted by Mr. Verhoeff and his other obligations under the agreement are still in effect because a Termination Date has not occurred. The proxies granted to Pacholder and Sylvia A. Pacholder are not tied to their employment with the Company. The proxies granted under the Wedco Shareholders Agreement have been voted by the named individuals in past years in accordance with the agreement. A form of both the Wedco Shareholder Proxy and ICO Group Shareholder Proxy were filed as Exhibits 99.1 and 99.2 respectively, to the Registration Statement filed on Form S-4 by the Company dated March 15, 1996 and are herein incorporated by reference.

     A change of control occurs under the Wedco Shareholders Agreement when (1) any person or group becomes the beneficial owner of shares of stock or other Company securities either (a) constituting in excess of 50% of the shares of voting stock of the Company or (b) entitling such person or group, either immediately or with the passage of time or the occurrence of a stated event, to exercise a majority of the voting power in the election of the directors, (2) a majority of the Board of Directors of the Company ceases to be composed of the nominees of the Wedco Agreement Shareholders (the "Continuing Directors") or of persons nominated by and elected to the Board of Directors with the consent or approval of a majority of the Continuing Directors, or (3) a sale, transfer, conveyance, assignment or other disposition of all or substantially all of the Company's assets, whether in liquidation, dissolution or otherwise.

     In addition, if any one of Messrs. Willoughby, Leib or Sirusas shall cease to serve as a director of the Company at any time prior to the Termination Date, the Wedco Agreement Shareholders are required to take all actions necessary and appropriate to ensure that the vacancy created shall be filled by a person nominated by the remaining Initial Wedco Directors or, if there are no remaining Initial Wedco Directors, by the Wedco Shareholders acting by a majority in interest, subject to the consent of a majority of the full Board of Directors of the Company.

     The Wedco Shareholders Agreement also provides that if one or more of the Wedco Agreement Shareholders desire to sell 500,000 or more shares of Common Stock in a single or series of related transactions (other than in connection with an underwritten public offering that would not result in a transfer or transfers of 500,000 or more shares of Common Stock to any person or group of persons) such proposed sale shall not be effective unless the proposed transferee agrees to be bound as the successor to the transferor under the agreement. The Wedco Shareholders Agreement was filed as Exhibit 10.9 to the Registration Statement filed on Form S-4 by the Company dated March 15, 1996.

     The rationale for the Wedco Shareholders Agreement, as set forth in the preamble to the agreement, was to:

     - provide, through grants of irrevocable proxies, for the orderly disposition of certain matters involving the Company's internal affairs;

     - provide for representation of the Wedco shareholders group on the Company's Board of Directors; and

     - provide members of the Wedco shareholders group with certain authority regarding the ongoing management of the Company.

     In the Wedco merger, the Wedco shareholders, who would own a significant portion of the surviving entity, wanted to ensure that their interests were represented on the surviving entity's board of directors. The already-existing Company shareholders, who became a party to the Wedco Shareholders Agreement, wanted to ensure there was a balance of representation on the board of directors of the surviving entity and that the Wedco shareholders, by virtue of the significant number of shares they would hold once the merger was effected, would not dominate the board of directors. The parties to the Wedco Shareholders Agreement also desired to maintain board-level involvement of directors with significant experience in Wedco's business to retain their knowledge of Wedco's business and customers post-merger. Also, the controlling Wedco shareholders were concerned not only that they had a say in the business going forward, but also that they were comfortable that the new management would take care of their business, employees and customers. The Wedco Shareholders Agreement therefore provided support for continuing management of the merged business by the then-current management of the Company.

     The existence of the Wedco Shareholders Agreement and the agreement itself were disclosed in the proxy statement/prospectus provided to shareholders at the time of the Wedco merger. In the proxy statement/prospectus, the Company's Board of Directors recommended approval of the Wedco merger, which included, as part of the contemplated transactions, the Wedco Shareholders Agreement. The Company believes that the Wedco Shareholders Agreement did not increase the amount of consideration that the Company paid in the Wedco merger. The Board did not make a separate or specific determination regarding (1) potential conflicts of interest from the increased voting power of the executive officers that resulted from the Wedco Shareholders Agreement or (2) possible increases in consideration due to the Wedco Shareholders Agreement; however, individual directors may have considered such matters in approving the transaction.

     The descriptions of the agreements and proxies contained above do not purport to be complete and are qualified in their entirety by the provisions of such documents, copies of which have been included as Exhibits 1 -11 hereof and which are incorporated herein by reference.

     Pacholder Associates, Inc. ("PAI"), which is majority-owned by Pacholder, Sylvia A. Pacholder and Morgan, may be deemed to beneficially own the following 10-3/8% Senior Notes due 2007 of the Company (the "Senior Notes"):

     . $1,725,000 in face value owned by Pacholder High Yield Fund, Inc. ("PHYF") for which Pacholder Associates may be deemed to possess dispositive authority; and

     . $2,275,000 in face value owned by three PAI clients for which PAI may be deemed to possess dispositive authority.

     The Senior Notes are held pursuant to customary arrangements similar to those for which PAI or PHYF (neither of which was formed with a view to investing in such securities) holds other securities. Such arrangements do not relate specifically to the Senior Notes. See the Investment Advisory Agreement between Pacholder High Yield Fund, Inc. (formerly known as Pacholder Fund, Inc.) and Pacholder & Company, LLC included as Exhibit 6 to this Schedule 13D and incorporated herein by reference. Pacholder & Company, LLC is 51%-owned by PAI and possesses the investment powers set forth in the Investment Advisory Agreement.

     In addition, PAI possesses dispositive and voting authority in regard to certain Common Stock and Convertible Exchangeable Preferred Stock held by Pacholder Heron pursuant to an Investment Advisory Agreement between Pacholder Heron and Pacholder Associates. A copy of this agreement is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. See also the table of security ownership included in Item 5 above and note (2) to that table. This information is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1. Investment Letter dated April 20, 1994, executed by Jack C. Cave relating to the Frontier Inspection Services, Inc. merger.

2. Irrevocable proxy dated June 1, 1995, executed by Raymond J. Dixon, Jr. relating to the R.J. Dixon, Inc. merger.

3. Voting Agreement and Irrevocable Proxy dated July 19, 1996, executed by Joe Moore relating to the Polymer Service of Indiana, Inc. merger.

4. Voting Agreements and Irrevocable Proxies dated December 9, 1996 executed by Eddie Johnson, Max Kloesel and Carol C. Munn relating to the Bayshore Industrial, Inc. merger.

5. Investment Advisory Agreement dated December 17, 1997 between Pacholder Heron, L.P. and Pacholder Associates, Inc.

6. Investment Advisory Agreement dated August 20, 1998 between Pacholder High Yield Fund, Inc. (formerly known as Pacholder Fund, Inc.) and Pacholder & Company, LLC (51%-owned by Pacholder Associates, Inc.).

7.   Engagement Letter with DRW

8.   Probable Belief Letter with DRW

9.   Wedco Shareholders' Agreement

10.  ICO Group Shareholder Proxy

11.  Wedco Shareholder Proxy

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2001

                               /s/ Al O. Pacholder
                               --------------------------------------
                               Dr. Al O. Pacholder


                               /s/ Jon C. Biro
                               --------------------------------------
                               Jon C. Biro


                               /s/ David M. Gerst
                               --------------------------------------
                               David M. Gerst

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           PACHOLDER ASSOCIATES, INC.

     For each director and executive officer of Pacholder Associates, Inc. ("Pacholder Associates"), the following table sets forth the name, business address and present principal occupation or employment and the organization where such employment is conducted.



                                                                       RESIDENCE OR BUSINESS ADDRESS; PRESENT PRINCIPAL
                                                                       OCCUPATION OR EMPLOYMENT; PRINCIPAL BUSINESS AND
                                                                       ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION
            NAME                POSITION WITH PACHOLDER ASSOCIATES         WHICH SUCH EMPLOYMENT IS CONDUCTED (1):
-----------------------------   ----------------------------------   -------------------------------------------------
Al O. Pacholder(2)              Chairman of the Board                Chairman and Chief Financial Officer
                                and Director                         of ICO, Inc., 11490 Westheimer, Suite
                                                                     1000, Houston, Texas 77077

William J. Morgan(2)            President and Director

James P.  Shanahan, Jr.(3)      Executive Vice President
                                and Director

James E.  Gibson(4)             Executive Vice President

Sylvia A. Pacholder(2)          Director                             President, Chief Executive Officer,
                                                                     Secretary and Director of ICO, Inc.,
                                                                     11490 Westheimer, Suite 1000,
                                                                     Houston, Texas 77077

-------------
(1) If the individual's principal employment is with Pacholder Associates, this column is left blank. The address of Pacholder Associates is 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236, and this is the business address for each individual whose principal employment is with Pacholder Associates.

(2) This individual is a signatory to the Schedule 13D filed with the Commission of June 13, 1988 (the "Original Statement") and Amendment 18 filed with the Commission on January 31, 2001 ("Amendment 18"). Information for Items 2 through 6 of Schedule 13D relating to this individual is disclosed in the Original Statement, Amendment No. 18, and this Schedule 13D.

(3) Mr. Shanahan is a citizen of the United States. Mr. Shanahan has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Mr. Shanahan owns 15,000 shares of the Company's Common Stock, for which he has sole voting and dispositive power. Mr. Shanahan is the custodian of 300 shares of Convertible Exchangeable Preferred Stock for his minor child for which he may be deemed to be a beneficial owner. Mr. Shanahan was given the 15,000 shares of Common Stock by the Company for services he rendered in conjunction with the Wedco Acquisition. The shares of Convertible Exchangeable Preferred Stock were acquired with personal funds.

(4) Mr. Gibson is a citizen of the United States. Mr. Gibson has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Mr. Gibson owns 28,000 shares of the Company's Common Stock for which he has sole voting and dispositive power. This share amount includes 1,000 shares of Common Stock owned jointly by Mr. Gibson and his wife and 27,000 shares of Common Stock that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors.

                                  SCHEDULE II

               CERTAIN INFORMATION REGARDING PACHOLDER HERON, LP


     Pacholder Heron, L.P. ("Pacholder Heron") is a Delaware limited partnership. Its principal business activity is acting as an investment partnership. Pacholder Heron's business address is c/o Pacholder Associates, Inc., 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236. Information regarding the general partners of Pacholder Heron is set forth in the table below.


                                                 RESIDENCE OR BUSINESS ADDRESS; PRESENT PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT; PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR
NAME                                             OTHER ORGANIZATION IN NAME WHICH SUCH EMPLOYMENT IS CONDUCTED:
----                                             ----------------------------------------------------------------
Al O. Pacholder(1)                               Chairman and Chief Financial Officer of ICO, Inc., 11490 Westheimer,
                                                 Suite 1000, Houston, Texas 77077


William J. Morgan(1)                             President and Director, Pacholder Associates, Inc., 8044 Montgomery
                                                 Road, Suite 480, Cincinnati, Ohio 45236

Pacholder Associates, Inc.(1)                    Investment Advisory Firm, 8044 Montgomery Road, Suite 480,
                                                 Cincinnati, Ohio 45236

James P.  Shanahan, Jr.(2)                       Executive Vice President and Director, Pacholder Associates, Inc., 8044
                                                 Montgomery Road, Suite 480, Cincinnati, Ohio 45236

-------------
(1) This individual is a signatory to the Schedule 13D filed with the Commission on June 13, 1988 ("Original Statement") and Amendment 18 ("Amendment 18") filed with the Commission on January 31, 2001. Information for Items 2 through 6 of Schedule 13D relating to this individual is disclosed in this Schedule 13D, the Original Statement, or Amendment No. 18.

(2)  Information regarding Mr. Shanahan is included on Schedule I to this
     Schedule 13D, and this information is incorporated herein by reference.

     Pacholder Heron has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     The Company's securities held by Pacholder Heron were acquired with personal funds and working capital of the partners. Pacholder Associates has been granted voting and dispositive authority over the Company's (and other) securities held by Pacholder Heron pursuant to an Investment Advisory Agreement between Pacholder Heron and Pacholder Associates. This agreement is included as
Exhibit 5 to this Amendment 18 to Schedule 13D and is incorporated herein by reference.

                                  SCHEDULE III

                     CERTAIN INFORMATION REGARDING PERSONS
                WHO ARE PARTIES TO PROXIES AND VOTING AGREEMENTS
                          WITH ICO RELATED TO MERGERS


     To the best of the knowledge of each individual and entity listed on the cover of and signatory to this Schedule 13D:

     (1) during the last five years, none of the following individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and

     (2) each of the individuals listed below is a citizen of the United States.



                                RESIDENCE OR BUSINESS ADDRESS; PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                            WHICH SUCH EMPLOYMENT IS CONDUCTED:
----                            --------------------------------------------------------------------------
Jack C. Cave                    Special Project Manager, ICO Worldwide, Inc., 5012 Andrews Highway,
                                Odessa, Texas 79762.  ICO Worldwide, Inc.'s principal business is oilfield services.

Raymond J. Dixon, Jr.           Vice President of Business Development, ICO Worldwide, Inc., Post Office
                                Box 1107, Youngsville, Louisiana 70592.  ICO Worldwide, Inc.'s principal business is oilfield services.

Joe Moore                       3307 Latrobe Lane, Katy, Texas 77450.  Mr. Moore is a former employee, and current employment information is not known.

Eddie Johnson                   Maintenance and Procurement Manager, Bayshore Industrial, Inc.,
                                1300 McCabe Road, La Porte, Texas 77571.  Bayshore Industrial, Inc.'s
                                principal business is specialized petrochemical processing.

Max Kloesel                     Senior Vice President of Sales, Bayshore Industrial, Inc.,
                                1300 McCabe Road, La Porte, Texas 77571.  Bayshore Industrial, Inc.'s
                                principal business is specialized petrochemical processing.


Carol Munn                      Vice President - Director of Taxation, ICO, Inc., 11490 Westheimer,
                                Suite 1000, Houston, Texas 77077.  ICO is engaged in specialized petrochemical processing and oilfield services.


     Shares of the Company's Common Stock held by the individuals listed above were acquired in the various merger transactions discussed in Item 6 of this
Schedule 13D (and incorporated herein by reference), with personal funds, pursuant to the Company's Plans and pursuant to the Company's various employee stock option plans.

                                 EXHIBIT INDEX


EXHIBIT
  NO.         DESCRIPTION
---------     -----------

   1. Investment Letter dated April 20, 1994, executed by Jack C. Cave relating to the Frontier Inspection Services, Inc. merger.

   2.         Irrevocable proxy dated June 1, 1995, executed by Raymond J.
              Dixon, Jr. relating to the R.J. Dixon, Inc. merger.

   3. Voting Agreement and Irrevocable Proxy dated July 19, 1996, executed by Joe Moore relating to the Polymer Service of Indiana, Inc. merger.

   4. Voting Agreements and Irrevocable Proxies dated December 9, 1996 executed by Eddie Johnson, Max Kloesel and Carol C. Munn relating to the Bayshore Industrial, Inc. merger.

   5. Investment Advisory Agreement dated December 17, 1997 between Pacholder Heron, L.P. and Pacholder Associates, Inc.

   6. Investment Advisory Agreement dated August 20, 1998 between Pacholder High Yield Fund, Inc. (formerly known as Pacholder Fund, Inc.) and Pacholder & Company, LLC (51% owned by Pacholder Associates, Inc.).

   7.         Engagement letter with DRW

   8.         Probable Belief Letter with DRW

   9.         Wedco Shareholders' Agreement

  10.         ICO Group Shareholder Proxy

  11.         Wedco Shareholder Proxy